UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Gin & Luck Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-0906953
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3756 W. Avenue 40, Suite K #278 Los Angeles, CA	90065
(Address of principal executive offices)	(Zip Code)

(213) 613-0464
Registrant’s telephone number, including area code

Series C-1 Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Commission File No. 024-11463

In this Semi-Annual Report, the term “Gin & Luck,” “we,” “us,” “our,” or “the company” refers to Gin & Luck Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Gin & Luck, Inc. and should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our special financial report filed on Form 1-K for the fiscal year ended December 31, 2024. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2025.

Overview

Gin & Luck, LLC was formed as a Delaware limited liability company (LLC) on June 9, 2017. The name was subsequently changed to Gin & Luck LLC on August 16, 2017. On November 9, 2018, in order to align common ownership interests and company management under one parent company, the various members of Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. LA, LLC, Death & Co. Proprietors, LLC, and Proprietors, LLC contributed their ownership in those entities in exchange for ownership interests in Gin & Luck, LLC. Gin & Luck, LLC issued 9,999,999 ownership units in the combination. No other consideration was exchanged. As common control acquisitions, the assets and liabilities of the acquired entities were acquired at historical cost, and the financial statements are presented as if the acquisitions had occurred at the beginning of the first period presented.

On October 8, 2020, Gin & Luck LLC converted to a Delaware corporation and exchanged its members equity units to shares of stock in the corporation.

The company receives revenues from the following:

·	bar and restaurant sales from the Death & Co and Close Company locations,
·	consulting and management fees from Proprietors,
·	merchandise sales from the Death & Co online retail marketplace,
·	sales of books and ready-to-drink beverages,
·	trademark licensing fees,
·	and hotel services.

The Company is headquartered in Los Angeles, California, and operates five (5) bar locations through its wholly owned subsidiaries: Death & Co Denver, LLC, Death & Co East Village, LLC, Death & Co LA, LLC, and Death & Co DC, LLC. Death & Co East Village LLC opened on December 31, 2007 in New York, Death & Co Denver opened on May 5, 2018, Death & Co Los Angeles opened on December 21, 2019, and Death & Co DC opened on July 21, 2023. The Company launched its first sub-brand, Close Company bar, in Nashville, Tennessee on May 27, 2025. The Company also launched the “Fashioned” platform on July 27, 2025, which is available exclusively to Citi Strata Elite Members, with Citi Onyx Card Members receiving complimentary access. The Fashioned platform is intended to create and disseminate content, including courses and videos, and to serve as a digital hub for the Company’s community. In addition, the Company opened a Close Company bar in Las Vegas, Nevada on June 26, 2025, pursuant to a license management agreement, further expanding its presence in the hospitality sector.

2

The Company’s additional wholly owned subsidiary, Death & Co Proprietors, LLC, which licenses “Death & Co” branding and intellectual property, provides consulting and management services to its affiliates as well as to bars, restaurants and hotels worldwide.

The company’s revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities. Revenues from bar and restaurant sales are recognized when payment is tendered at the point of sale. Consulting and management fee revenue is recognized as services are rendered or upon achievement of performance milestones as specified within the agreement. Revenues from the online retail market is recorded when the merchandise is shipped to a customer.

Results of Operations

Six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024

The following table presents, for the periods indicated, information from our consolidated statements of income expressed as percentages of change from the six-month period ended June 30, 2024 (“Interim 2024”) to the six-month period ended June 30, 2025 (“Interim 2025”).

	2025		2024
Revenues
Bar and restaurant sales	$6,430,432	89.8%	$6,299,648	94.3%
Consulting and management fees	21,932	0.3	116,614	1.7
Merchandise sales	249,622	9.9	264,798	4.0

Total Revenues	6,701,986	100.00	6,681,060	100.00

Cost of Goods Sold	1,353,972	19.13	1,458,487	21.83

Gross Profit	$5,348,014	79.8%	$5,222,573	78.17%

Revenues

Revenues represent three segments, the sale of food and beverages at our Death & Co locations, consulting and management fees from Proprietors, and merchandise sales from the Death & Co bars and retail marketplace.

Net revenues for Interim 2025 were $6,701,986, an increase of approximately 0.31% from $6,681,060 in the comparable 2024 period. Management attributes the uplift principally to (i) the launch of the Company’s first sub-brand, Close Company (grand opening in Nashville occurred at the end of the period). Despite Gross Profit growth, the Company incurred a net loss of $ 2,050,243 (versus a net loss of $1,268,345 in Interim 2024), reflecting higher operating expenses tied to new openings and ongoing growth investments.

Consulting and management fees were $21,932 for Interim 2025, compared to $116,614 in Interim 2024. The decline reflects the Company’s wind-down of broad-based consulting activities through Proprietors LLC, with only one licensing agreement remaining in place. As of June 30, 2025, $575,000.00 of advance payments under existing agreements was recorded as deferred revenue to be recognized as services are provided.

3

Merchandise sales amount to $249,622 in Interim 2025 compared to $264,798 in Interim 2024.

The Company’s primary cost of revenue consists of alcohol costs (liquor, beer, wine), food, and non-alcoholic beverage costs. Other costs of revenue are merchandise and shipping.

	2025	2024
Cost of Goods Sold (COGS)
Alcohol Cost	$912,397	$964,774
Food & N/A Beverage	336,008	360,980
Merchandise Cost	105,567	126,517
Other COGS	0	6,216
	$1,353,972	$1,458,487

Cost of goods sold (“COGS”) for Interim 2025 was $1,353,972, a decrease of approximately 7.17% from $1,458,487 in Interim 2024, despite the increase in total revenues. As a percentage of revenues, COGS declined to 19.13% in Interim 2025 from 21.83% in the prior-year period, reflecting improved gross margins. Management attributes this improvement principally to (i) price increases implemented during Interim 2025; (ii) enhanced inventory management practices at Death & Co locations; and (iii) the adoption of a new accounting policy under which event service charges are recognized as revenue rather than recorded as a tips payable liability. These service charges are distributed to employees through the payroll process, which correspondingly increased overall payroll costs. Gross profit for Interim 2025 was $5,348,014, representing 79.80 % of revenues, compared to $5,222,573, or 78.17% of revenues, in Interim 2024.

Operating Expenses

	2025	2024
Operating Expenses	$7,423,484	$6,558,218

Operating expenses consist of salaries and benefits, occupancy expenses, supplies and materials, research and development costs, professional fees, general and administrative, and pre-opening expenses. Operating Expenses for Interim 2025 increased by 13.16% to $7,423,484 from $6,558,218 for Interim 2024, representing an increase of $865,266. The year-over-year increase was attributable primarily by higher payroll costs and other operating expenses associated with expansion and ongoing operations. Total payroll costs increased by approximately $440,000. This increase was attributable to several factors. First, a new accounting treatment was implemented for event service charges. Tips that were previously recorded as a liability are now recognized as service fees under payroll costs and classified as variable labor and wages. This change in accounting treatment resulted in a $254,972 increase in variable labor and wages. Second, management wages increased by $127,612 due to the growth of the Gin & Luck team to support expanded operations. Third, benefits costs reflected adjustments from the reconciliation completed at the end of fiscal year 2024. These adjustments were recorded as year-end entries in 2024 and were therefore not included in the Interim 2024 financials. By contrast, the Interim 2025 financials reflect the new benefits year commencing June 1, 2025, incorporating revised carrier fees. Finally, increases in FICA and other payroll-related expenses also contributed to the rise in payroll costs.

Other operating expenses increased by approximately $425,000. Within this category, new shop opening expenses for Close Company Nashville and Atlanta totaled $262,253 through June 30, 2025, covering labor and wages, operating supplies and equipment, travel, and other essential opening costs. Higher costs were also incurred for equipment and building maintenance and repairs. Marketing investments increased to support business growth, including additional events and brand visibility. Travel costs rose as a result of the company-wide annual summit. Technology expenses increased due to the acquisition of new computers and software to support operational efficiency. Professional and administrative fees also increased, including accounting fees and other professional services, particularly in connection with the Fashioned project. Revenue related to the Fashioned project has been deferred until all contractual obligations are satisfied.

4

Management expects that a portion of the increase in operating expenses during Interim 2025 reflects one-time, nonrecurring pre-opening and launch-related expenditures. Looking ahead, the Company anticipates that operating expenses will remain elevated in the near term as it incurs additional pre-opening and staffing costs related to the planned launches of Close Company Atlanta (targeted October 2024), Death & Co. Melbourne (targeted November 2025), Death & Co. Brisbane (targeted December 2025), and Death & Co. Seattle (targeted April 2026). In addition, the staged rollout of the Fashioned platform—launched in July 2025 for Citi’s Strata Elite and Onyx card members, with broader investor and public launches expected through early 2026—will continue to generate upfront development and marketing expenses. As a result, management does not expect the higher expense levels to normalize fully until after the new venues are operational and the Fashioned platform matures.

	2025	2024
Income (loss) from operations	$(2,075,470)	$(1,335,645)

Loss from operations increased in the amount $739,825 between Interim 2024 and Interim 2025. The increase in operating loss reflects higher operating expenses associated with revised payroll accounting policies (changes in expense recognition), venue openings and continued investment in growth initiatives, including the expansion of the Close Company brand and the staged rollout of the Fashioned digital platform, which outpaced revenue gains during the period.

	2025	2024
Net loss	$(2,050,243)	$(1,268,345)

Net loss for Interim 2025 was $2,050,243, compared to $1,268,345 for Interim 2024, representing an increase of $(781,898). The increase in net loss, despite a 0.31% increase in net revenues to $6,701,986 in Interim from 2025 from $6,681,060 in Interim 2024, primarily reflects elevated operating expenses associated with the launch of new venues and strategic growth initiatives as detailed above. These expansions are consistent with the Company’s long-term strategy to diversify revenue streams across owned venues, licensed and managed concepts, and digital platforms, but in the near term have impacted profitability.

Liquidity and Capital Resources

Our corporate financial objectives remain focused on maintaining a sufficiently strong balance sheet to support our operating initiatives and unit growth, while preserving financial flexibility to provide the financial resources necessary to protect and enhance the competitiveness of our bars and restaurants. We seek to maintain a prudent level of financial capacity to manage the risks and uncertainties of conducting our business operations under various economic and industry cycles. Our ongoing capital requirements are principally related to our new bar and restaurant development as well as further plans of expansion, the maintenance and improvement of existing facilities, and continued investment in our corporate infrastructures. We have historically funded these requirements through a combination of cash generated from operations, business loans, and capital contributions from stockholders.

As of June 30, 2025, the Company had cash and cash equivalents of approximately $228,854, compared to $649,273 as of December 31, 2024. The decline in cash balances during the first half of 2025 primarily reflects the deployment of resources toward working capital, including increased investment in inventories and accounts payable obligations, as well as higher current maturities of notes payable. These uses of cash were partially offset by reductions in accounts receivable together with changes in deferred revenue balances.

Total current assets decreased from $2.6 million as of December 31, 2024 to $2.1 million as of June 30, 2025, while total current liabilities increased from $5.6 million to $5.7 million over the same period. As a result, our current ratio declined to 0.37x at June 30, 2025, compared to 0.46x at year-end 2024. Current liabilities were impacted by a reduction in the current portion of long-term debt, partially offset by increases in accounts payable and current notes payable.

5

Total liabilities were $10 million as of June 30, 2025, compared to $9.8 million as of December 31, 2024. Stockholders’ equity was $1,507,067 as of June 30, 2025, compared to $1,570,295 as of December 31, 2024. The decrease was primarily the result of an increase in the accumulated deficit to $12.5 million as of June 30, 2025 from $10.4 million as of December 31, 2024, which more than offset increases from additional paid-in capital of approximately $2.0 million and issuances of Series C-1 Preferred Stock.

Indebtedness

The indebtedness disclosures contained in this Semiannual Report on Form 1-SA are limited to those financing arrangements that (i) were newly entered into during Interim 2025; (ii) were fully satisfied or repaid during such interim period; or (iii) matured during such period and were either extended or are subject to extension. Except as expressly updated herein, no new material developments have occurred with respect to the Company’s other indebtedness arrangements. A comprehensive description of the Company’s outstanding loans, notes payable, credit facilities, merchant cash advance agreements, and other financing obligations as of December 31, 2024, together with the material terms of such arrangements, was previously provided in the Company’s Special Financing Report on Form 1-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on May 22, 2025, available here (the “2024 Form 1-K”).

On February 26, 2025, David Kaplan, a director on the Company’s Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $200,000 (the “2025 DK Promissory Note”). The 2025 DK Promissory Note bears an interest rate of 12% per annum and originally matured on September 30, 2025. Pursuant to its terms, the Company exercised its option to extend the maturity date, and the 2025 DK Promissory Note now matures on December 31, 2025. As of June 30, 2025, the outstanding balance on the 2025 DK Promissory Note was $200,000.

On February 26, 2025, William Spurgeon, a director on the Company’s Board of Directors, made a loan to the Company in the amount of $200,000 (the “2025 Spurgeon Promissory Note”). The 2025 Spurgeon Promissory Note bears an interest rate of 12% per annum with an initial maturity date of September 30, 2025. As of September 8, 2025, the loan had been fully repaid and the outstanding balance under this agreement was $0.

On February 11, 2025, the Company was issued a Business Line of Credit Loan from American Express National Bank (the “AMEX Loan #2”) in the aggregate amount of $60,200. The AMEX Loan #2 bears an APR of 16.50% and a one-year maturity date, with payments on a monthly basis. As of June 30, 2025, the outstanding balance on the AMEX Loan #2 was $59,999.33.

On January 16, 2025, Robert and Laurence Kaplan, family members of David Kaplan, a director on the Company’s Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $350,000 (the “2025 R&L Kaplan Promissory Note”). The 2025 R&L Kaplan Promissory Note bears an interest rate of 6.397% per annum with an initial maturity date of May 1, 2025, which was extended to August 1, 2025. As of June 30, 2025, the Company owed $350,000 pursuant to this agreement.

On or about June 21, 2024, Death & Co East Village LLC received a cash advance equal to $199,000 from Lightspeed Capital (“East Village Cash Advance”). Lightspeed Capital is an affiliate of Death & Co East Village LLC’s point of sale system. The East Village Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed. As of June 30, 2025, the Company owed $86,480 pursuant to this agreement.

On or about June 21, 2024, Death & Co LA LLC received a cash advance equal to $200,300 from Lightspeed Capital (“Los Angeles Cash Advance”). Lightspeed Capital is an affiliate of Death & Co LA LLC’s point of sale system. The East Village Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed. As of June 30, 2025, the Company owed $35,656 pursuant to this agreement.

6

On or about June 21, 2024, Death & Co DC LLC received a cash advance equal to $212,000 from Lightspeed Capital (“DC Cash Advance”). Lightspeed Capital is an affiliate of Death & Co DC LLC’s point of sale system. The DC Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed. As of June 30, 2025, the Company owed $103,957 pursuant to this agreement.

On or about June 21, 2024, Death & Co Denver LLC received a cash advance equal to $250,000 from Lightspeed Capital (“Denver Cash Advance”). Lightspeed Capital is an affiliate of Death & Co DC LLC’s point of sale system. The Denver Cash Advance accrues interest at an annual rate of 14%. Payments towards the Denver Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed. As of June 30, 2025, the loan had been fully repaid and the outstanding balance under this agreement was $0.

On February 14, 2024, David Kaplan, a director on the Company’s Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $750,000 (the “DK Promissory Note”). The DK Promissory Note bears an interest rate of 6.397% per annum with an initial maturity date of December 31, 2024. The maturity date had subsequently been extended until September 1, 2025. As of June 30, 2025, the Company owed $750,000 pursuant to this agreement.

On or about July 24, 2023, William Spurgeon, a director on the Company’s Board of Directors, made a loan to the Company in the amount of $300,000 (the “Spurgeon Note”). The maturity date was subsequently extended until September 1, 2025, and thereafter to November 30, 2025. As of June 30, 2025, the Company owed $300,000 pursuant to this agreement.

In June 2023, David Kaplan, a director on the Company’s Board of Directors and Chief Executive Officer, and Jenna Gerbino, in their joint capacity, made a loan to the Company in the amount of $120,000 (the “DK & JG Promissory Note”). The DK & JG Promissory Note originally bore an 8% interest rate for the duration of the loan, which was to be due and payable two (2) calendar months from its date of issuance. The DK & JG Promissory Note was subsequently amended in November 2023, to provide that interest shall have accrued at a rate of 8% until October 31, 2023, and that after October 31, 2023, the interest rate shall increase to 12%, and that the principal and interest on such loan was due and payable on April 30, 2024. The maturity date was subsequently extended until November 30, 2025. As of June 30, 2025, the Company owed $120,000 pursuant to this agreement.

In April 2022, Death & Co DC LLC, a subsidiary of the Company, executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $325,000 (the “April 2022 Promissory Note”). The April 2022 Promissory Note bears an interest rate of 4.5% per annum, payable in thirty-six (36) equal, blended monthly payments of principal and interest and a maturity date of September 1, 2025. Monthly payments began on September 1, 2022, and as of June 30, 2025, the Company owed $19,770.70. The loan has since been fully repaid as of September 30, 2025, and the outstanding balance under this agreement is $0.

In Interim 2025, the Company repaid a number of prior obligations in full and entered into new indebtedness arrangements, resulting in changes to both the level and composition of current liabilities. During Interim 2025, the Company repaid Lightspeed Capital merchant cash advances aggregating $355,000.

These repayments are reflected in the current portion of long-term debt, which decreased from $2,060,891 as of December 31, 2024 to $1,379,054 as of June 30, 2025. In contrast, the Company incurred new indebtedness in the form of the $200,000 2025 DK Promissory Note, the $200,000 2025 Spurgeon Promissory Note, the $350,000 2025 R&L Kaplan Promissory Note, and the $60,200 American Express facility, which together resulted in an increase in the current portion of notes payable of approximately $506,000, from $368,252 at December 31, 2024 to $874,041 at June 30, 2025.

7

As a result of the repayment of certain facilities and the incurrence of new indebtedness, total current liabilities increased from $5,563,310 at year-end 2024 to $5,772,974 as of June 30, 2025. Beyond this quantitative change, the composition of current liabilities evolved, with merchant cash advance arrangements and other short-term facilities fully satisfied during the period, and outstanding indebtedness as of June 30, 2025 consisting principally of promissory notes with extended maturities, including those provided by related parties. Although the Company continues to carry significant indebtedness, the substitution of longer-dated notes for high-cost, daily-remittance obligations has altered both the maturity profile and concentration of near-term liabilities reflected on the balance sheet.

Trend Information

The Company continues to operate in a competitive food and beverage environment in which disciplined capital deployment and selective geographic expansion remain critical. Interim performance has demonstrated that certain urban markets, including Nashville, Chicago, Boston, Miami, Austin, and Dallas, exhibit favorable demographic and consumer dynamics, while other markets, such as Los Angeles and Washington D.C., present near-term challenges and have been deprioritized. The Company’s business development emphasizes expansion through capital-efficient structures designed to reduce upfront investment requirements, including the use of lease arrangements and licensing and management agreements that support brand growth while limiting direct capital outlays. In Interim 2025, Close Company served as the Company’s principal vehicle for expansion, with new leased properties advancing in priority markets. Death & Co was deployed more selectively, with openings sequenced to follow Close Company in markets demonstrating performance and demographic support for premium positioning. This sequencing, observed in Interim 2025 and expected to continue through year-end, is likely to affect revenue mix and capital allocation, with Close Company driving unit growth and Death & Co reinforcing brand positioning in select markets.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

8

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$228,854	$649,273
Accounts receivable, net	830,257	904,390
Inventories, net	554,633	510,264
Prepaid expenses	485,044	493,460
Total current assets	2,098,788	2,557,387

Property and equipment, net	2,987,807	2,812,830
Intangible assets, net	183,997	182,441
Right of use asset	3,605,828	3,853,076
Deposits	681,169	631,823
Investments in joint ventures	1,994,023	1,361,373
TOTAL ASSETS	$11,551,612	$11,398,930

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,593,443	$1,111,597
Accrued expenses and other current liabilities	674,271	817,169
Current portion of long-term debt	1,379,054	2,060,891
Lease liability, current portion	677,165	674,152
Deferred revenue	575,000	531,250
Note payable, current	874,041	368,252
Total current liabilities	5,772,974	5,563,310

Long-term debt, net of current portion	337,201	300,862
Note payable, net of current portion	512,983	312,983
Lease liability, net of current portion	3,421,387	3,651,479
TOTAL LIABILITIES	10,044,545	9,828,635

Commitments and contingencies

Stockholders' equity:
Preferred stock, $.0001 par value:
Series A preferred stock: 3,061,653 shares authorized, issued and outstanding as of both June 30, 2025 and December 31, 2024	306	306
Series B preferred stock: 6,847,022 shares authorized, issued and outstanding as of both June 30, 2025 and December 31, 2024	685	685
Series C-1 preferred stock: 6,628,221 shares authorized; 3,225,541 and 1,636,647 shares issued and outstanding as of June 30, 2025 and December 31, 2024 respectively	333	164
Series C-2 preferred stock: 754,095 shares authorized, issued and outstanding as of both June 30, 2025 and December 31, 2024	75	75
Common stock, $.0001 par value:
Class A common stock: 34,345,667 shares authorized, 9,999,999 issued and outstanding as of both June 30, 2025 and December 31, 2024	1,000	1,000
Class B common stock: 3,025,000 shares authorized, issued and outstanding as of both June 30, 2025 and December 31, 2024	303	303
Class C common stock: 1,068,220 shares authorized, issued and outstanding as of both June 30, 2025 and December 31, 2024	107	107
Additional paid-in capital	13,998,243	12,011,397
Accumulated deficit	(12,493,985)	(10,443,742)
TOTAL STOCKHOLDERS' EQUITY	1,507,067	1,570,295
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,551,612	$11,398,930

The accompanying notes are an integral part of these consolidated financial statements.

F-1

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

	Six Months Ended
	June 30,
	2025	2024
Net revenues	$6,701,986	$6,681,060
Cost of net revenues	1,353,972	1,458,487
Gross profit	5,348,014	5,222,573

Operating expenses:
Salaries, wages and benefits	4,247,434	3,615,923
Occupancy expenses	626,046	569,762
Operating expenses	2,550,004	2,372,533
Total operating expenses	7,423,484	6,558,218

Loss from operations	(2,075,470)	(1,335,645)

Other income (expense):
Interest expense	(96,325)	(55,466)
Loss from investments in joint ventures	–	–
Other income (expense)	121,552	122,766
Total other income (expense)	25,227	67,300

Net loss before income taxes	(2,050,243)	(1,268,345)
Provision for income taxes	–	–
Net loss	$(2,050,243)	$(1,268,345)

Net income (loss) per common share - basic & diluted	$(0.15)	$(0.09)

Weighted average common shares outstanding - basic & diluted	14,093,219	14,093,219

The accompanying notes are an integral part of these consolidated financial statements.

F-2

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

	Preferred Stock
	Series A		Series B		Series C-1		Series C-2
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2023	3,061,653	$306	6,847,022	$685	–	$–	–	$–
Issued for cash, net of offering costs	–	–	–	–	646,621	65	–	–
Net loss	–	–	–	–	–	–	–	–
Balances at June 30, 2024	3,061,653	$306	6,847,022	$685	646,621	$65	–	$–

Balances at December 31, 2024	3,061,653	$306	6,847,022	$685	1,636,647	$164	754,095	$75
Issued for cash, net of offering costs	–	–	–	–	1,688,894	169	–	–
Net loss	–	–	–	–	–	–	–	–
Balances at June 30, 2025	3,061,653	$306	6,847,022	$685	3,325,541	$333	754,095	$75

	Common Stock						Additional		Total
	Class A		Class B		Class C		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2023	9,999,999	$1,000	3,025,000	$303	1,068,220	$107	$8,952,123	$(7,075,218)	$1,879,306
Issued for cash, net of offering costs	–	–	–	–	–	–	999,765	–	999,830
Net loss	–	–	–	–	–	–	–	(1,268,345)	(1,268,345)
Balances at June 30, 2024	9,999,999	$1,000	3,025,000	$303	1,068,220	$107	$9,951,888	$(8,343,563)	$1,610,791

Balances at December 31, 2024	9,999,999	$1,000	3,025,000	$303	1,068,220	$107	$12,011,397	$(10,443,742)	$1,570,295
Issued for cash, net of offering costs	–	–	–	–	–	–	1,986,846	–	1,987,015
Net loss	–	–	–	–	–	–	–	(2,050,243)	(2,050,243)
Balances at June 30, 2025	9,999,999	$1,000	3,025,000	$303	1,068,220	$107	$13,998,243	$(12,493,985)	$1,507,067

The accompanying notes are an integral part of these consolidated financial statements.

F-3

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(2,050,243)	$(1,268,345)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	177,173	122,596
Amortization of debt discount	28,199	33,091
Non-cash lease expense	20,169	36,979
Changes in operating assets and liabilities:
Accounts receivable	74,133	(347,120)
Inventory	(44,369)	21,604
Prepaid expenses and other current assets	8,416	(130,529)
Deposits	(49,346)	(15,801)
Accounts payable	481,846	476,757
Accrued expenses and other current liabilities	(142,898)	308,585
Deferred revenue	43,750	–
Lease liabilities	–	(7,163)
Net cash used in operating activities	(1,453,170)	(769,346)
Cash flows from investing activities:
Purchase of property & equipment & intangibles	(346,706)	(124,711)
Purchase of intangible assets	(7,000)	(1,250)
Investments in joint ventures	(632,650)	–
Net cash (used in) provided by investing activities	(986,356)	(125,961)
Cash flows from financing activities:
Proceeds from long-term debt	61,457	147,388
Proceeds from note payable	750,000	–
Repayment of note payable	(44,211)	(190,138)
Principal payments on long-term debt	(735,154)	–
Proceeds from sale of preferred stock	1,987,015	999,830
Net cash provided by financing activities	2,019,107	957,080

Net change in cash and cash equivalents	(420,419)	61,773
Cash and cash equivalents at beginning of year	649,273	39,035
Cash and cash equivalents at end of year	$228,854	$100,808

Supplemental disclosure of cash flow information:
Cash paid for interest	$96,325	$179,823

Supplemental disclosure of non-cash investing and financing activities:
Warrants issued with promissory notes	$–	$61,782
Conversion of convertible Note into Preferred stock Series C-2	$–	$–
Conversion of convertible Note into Preferred stock Series C-1	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

F-4

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

1.	NATURE OF OPERATIONS

Gin & Luck, LLC was formed as a Delaware Limited Liability Company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2023, operates five bar and restaurant locations through its wholly-owned subsidiaries: Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. Los Angeles, LLC, and Close Company Nashville, LLC. Its additional wholly-owned subsidiaries include Death & Co. Proprietors, LLC, which licenses “Death & Co.” branding and intellectual property, and Proprietors, LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide; and G&L Hotel Holdings, LLC, which was formed to make investments in hotel properties.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The Company had a working capital deficit of $3,674,186 and an accumulated deficit of $12,493,985 as of June 30, 2025.  The Company also had a net loss of $2,050,243 for the six months ended June 30, 2025. These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing and generate future profitable operations to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has in the past, and is expected to in the future, arrange additional equity or debt financing and grow revenues that may assist in addressing these issues. No assurance can be given that management’s actions will result in additional financing or profitable operations or the resolution of its liquidity problems. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gin & Luck, Inc. and Subsidiaries (the Company) is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity.

Basis of Presentation and consolidation

The accompanying consolidated financial statements are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

F-5

Cash

Cash consists of amounts on deposit at financial institutions with a maturity date of less than three months. At times, balances held by the financial institutions may exceed the Federal Deposit Insurance Corporation limit of $250,000. The Company has not experienced any losses related to cash balances, and does not believe significant credit risk exists with respect to cash at June 30, 2025 or December 31, 2024.

Restricted cash consists of funds raised on behalf of employees to assist with the effects of the COVID-19 pandemic.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company’s customers are direct consumers and pay at the time of purchase. As of June 30, 2025 and December 31, 2024, the Company determined an allowance for expected credit loss of $0 and $6,180, respectively.

Inventories

Inventories, consisting predominantly of food, liquor, and other beverages, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management’s evaluation of inventory, no allowance for obsolete inventory has been recorded on June 30, 2025, or December 31, 2024.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years for furniture and fixtures, 7 years for machinery and equipment and 15 years for leasehold improvements.

Intangible Assets

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and amortized over a period of fifteen years. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

F-6

Non-Compete Agreement

The Company entered into a non-compete agreement in connection with its asset purchase agreement in April 2022 (see Note 4). The asset is amortized over the life of the agreement, which is 3 years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the six months ended June 30, 2025, or 2024.

Investments in Joint Ventures

The Company uses the equity method of accounting for its investments in joint ventures. Under the equity method, investments are carried at cost and increased or decreased by the Company’s pro-rata share of earnings or losses. The carrying cost of the investments is also increased or decreased to reflect additional contributions or distributions of capital. Any difference in the book equity and the Company’s pro-rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment. It is the Company’s policy to record losses in excess of the investment if the Company is committed to provide financial support to the investee.

Warrants

In connection with certain financing, consulting and collaboration arrangements, the Company has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. The Company measures the fair value of the awards using the Black-Scholes option pricing model as of the measurement date. Warrants are recorded at fair value as expense over the requisite service period or at the date of issuance, if there is not a service period. Warrants granted in connection with ongoing arrangements are more fully described in Note 10, Stockholders’ Deficit.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation (“ASC 718”). The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

F-7

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as incurred. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The amount of revenue to be recognized reflects the consideration to which the Company is entitled to receive in exchange for the goods or services delivered. To achieve this core principle, the Company applies the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation. The Company adopted the guidance in ASU 2014-09 retrospectively beginning with the year ended December 31, 2019.

The Company’s revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues from bar and merchandise sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Pursuant to ASU 2014-09 (ASC 606), the Company identifies a single performance obligation in its consulting and management fee contracts, recognizing revenue over time as the performance obligation is satisfied. Payments received in excess of fees earned for services performed are recorded as deferred revenue, which amounted to $575,000 and $531,250 as of June 30, 2025, and December 31, 2024, respectively. Under the same guidance, mandatory service charges, such as automatic gratuities for large parties, are recognized as revenue when the related performance obligation is satisfied.

The Company recognizes a liability upon the sale of gift cards and recognizes revenue when these gift cards are redeemed. Based on historical redemption patterns, management can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” Breakage is recognized over a three-year period in proportion to historical redemption trends and is classified as revenues in the consolidated statements of operations. Breakage was considered to be immaterial for the six months ended June 30, 2025 and December 31, 2024. Incremental direct costs related to gift card sales, including commissions and credit card fees, are deferred and recognized in earnings in the same pattern as the related gift card revenue. There were no changes to our accounting for gift card revenue and related costs upon adoption of the new revenue recognition standard.

Advertising

Advertising costs are expensed as incurred. For the six months ended June 30, 2025, and 2024, advertising expenses, excluding the Raise Campaign, totaled $39,498 and $35,280, respectively.

F-8

Pre-Opening Costs (NSO Costs)

The Company’s pre-opening costs are generally incurred beginning four to six months prior to a location opening and typically include restaurant employee wages and related expenses, general and administrative expenses, promotional costs associated with the location opening and rent, including any non-cash rent expense recognized during the construction period. These costs are expensed as incurred and recorded under the NSO general ledger expense category.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

∙	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
∙	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
∙	Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Offering Costs

Costs associated with the offering of the Company’s securities are recorded as a reduction of additional paid-in capital received.

Leases

The Company accounts for leases under ASC 842 – Leases. The company does not apply the recognition requirements for leases with a term of twelve months or less.

The Company determines if an arrangement is a lease, or includes an embedded lease, at inception for each contract or agreement. A contract is or contains an embedded lease if the contract meets all of the below criteria:

(i)       there is an identified asset

(ii)      the Company obtains substantially all of the economic benefits of the asset

(iii)     the Company has the right to direct the use of the asset

F-9

The Company’s operating lease agreements include office, bar and commercial space. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The operating lease ROU assets and operating lease liabilities include any lease payments made, including any variable amounts that are based on an index or rate, and exclude lease incentives. Variability that is not due to an index or rate, such as payments made based on hourly rates, are excluded from the lease liability. Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the operating ROU asset and operating lease liability when they are at our discretion and considered reasonably certain of being exercised. Over the lease term, the Company uses the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized in a manner that results in straight-line expense recognition. (See Note 16).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. In April 2020, FASB delayed implementation of ASU 2014-09 until years beginning after December 15, 2021. The Company adopted ASC 842 on January 1, 2022, and recognized a Right-of-use asset and lease liability of $5,716,226.

4.	ASSET PURCHASE AGREEMENT

On April 1, 2022, the Company’s subsidiary Death & Co. LLC entered into an asset purchase agreement with Columbia Room, LLC, a DC limited liability company. Columbia Room is a cocktail bar located in Washington, DC.

The Company evaluated the acquisition under ASC 805 and determined it was accounted for as an asset acquisition. The Company primarily entered into a non-compete agreement and acquired some existing property and equipment.

F-10

The following is a summary of the assets acquired, and purchase consideration paid:

Non-compete agreement	$492,614
Property and equipment, net	132,386
Total assets acquired	$625,000

Cash	$300,000
Promissory note - payable monthly over 3 years	325,000
Purchase price consideration	$625,000

The non-compete agreement will be amortized over three years.

5.	PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2025, and December 31, 2024 consists of the following:

	June 30,	December 31,
	2025	2024
Leasehold improvements	$3,454,783	$3,108,078
Machinery and equipment	77,216	77,216
Furniture and fixtures	765,673	765,672
	4,297,672	3,950,966
Less: Accumulated depreciation	(1,309,865)	(1,138,136)
	$2,987,807	$2,812,830

Depreciation expense totaled $171,729 and $117,695 for the six months ended June 30, 2025 and 2024, respectively.

In connection with the asset purchase agreement in April 2022 (see Note 4), the Company acquired $92,982 in machinery and equipment and $39,404 in furniture and fixtures.

6.	INTANGIBLE ASSETS

Intangible assets at June 30, 2025 and December 31, 2024 consists of the following:

	June 30,	December 31,
	2025	2024
Liquor (Beverage) License	$177,645	$170,645
Non-Compete Agreement	47,893	47,893
Trademarks	7,455	7,455
	232,993	225,993
Less: Accumulated amortization	(48,996)	(43,552)
	$183,997	$182,441

Amortization expense totaled $5,444 and $5,444 for the six months ended June 30, 2025 and 2024, respectively.

F-11

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2025	2024
Accrued Expenses	$142,800	$68,077
Accrued Interest	14,069	6,725
Accrued Payroll	134,138	209,624
Gift Certificates Outstanding	38,139	38,819
InKind House Account Liability	102,021	239,292
Sales Tax Payable	193,222	146,825
Tips Payable	49,882	107,807
	$674,271	$817,169

8.	INVESTMENTS IN JOINT VENTURES

During 2021, the Company, through its subsidiary G&L Hotel Holdings, LLC, acquired a 50% interest in two joint ventures formed as limited liability companies to operate hospitality businesses. The other 50% interest in each limited liability company is held by the owner of a hotel in which the Company operates. As of December 31, 2024, the Company invested $1,832,375 in M/A Capital Ventures, LLC and $15,915 in Midnight Auteur, LLC. During the year ended December 31, 2024, the Company recognized loss on investments in joint ventures of $447,189.

Gin & Luck Hotel Holdings

On March 17, 2022, G&L Hotel Holding’s JV – M/A Capital Ventures – Savannah, LLC, purchased a vacant office building, along with a 100% construction document set of plans to convert the office building into a 44-room boutique hotel located at 132 E Broughton St, Savannah, GA 31401 (“132 E. Broughton St.”) for consideration of $6,250,000.

As of December 31, 2024, M/A Capital Ventures – Savannah, LLC is the owner/deed holder of the real estate at 132 E Broughton St. M/A Capital Ventures, LLC invested in M/A Capital Ventures – Savannah. M/A Capital Ventures, LLC has two owners – Ramble DM Co and G&L Hotel Holdings:

The following is a summary of financial data for investments in JV accounted for under the equity method of accounting:

	December 31,
	2024	2023

Cash	$10,316	$1,972,180
Other current and non-current assets	1,384,792	2,305,604
Total assets	$1,395,108	$4,277,784

	December 31,
	2024	2023

Revenue	$–	$–
Net loss	$(284,061)	$(13,013)

F-12

9.	LOANS PAYABLE

Note Payable - Little Giant

In December 2021, the Company’s subsidiary, G&L Maine, LLC, received a loan in the amount of $50,000 related to a purchase of operating assets (Note 4). The note matures in December 2026 and bears interest at a rate of 4.5% per annum. The note is payable in monthly installments of $934 commencing on January 3, 2022. The note is guaranteed by Gin & Luck, Inc. As of June 30, 2025, the Company owed $14,911 pursuant to this agreement.

Economic Injury Disaster Loans

During August and September 2020, the Company was granted loans from the U.S. Small Business Administration (SBA) in the aggregate amount of $317,300 pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly commencing twelve months after inception. During 2021, the SBA deferred monthly repayments until 30 months from the loan’s inception. Interest will continue to accrue during the deferment. The loans may be repaid at any time prior to maturity with no prepayment penalties. As of June 30, 2025, the Company owed $296,333 pursuant to this agreement.

Columbia Room

In connection with the asset purchase agreement in April 2022 (see Note 4), the Company issued a promissory note for $325,000. The note bears interest at 4.5% per annum and requires monthly repayments of principal and interest of $9,885. The matures in 3 years. June 30, 2025, the Company owed $36,885 pursuant to this agreement.

American Express

In May 2023, the Company secured a loan from American Express with a 12-month term, providing $115,000 in funding. The loan bears interest at 9% per annum and requires monthly repayments of principal and interest of $10,733 up to November 2023, and then $10,158 until May 2024. As of December 31, 2024, the Company owed $0 pursuant to this agreement.

In December 2023, the Company secured a loan from American Express with a 12-month term, providing $57,000 in funding. The loan bears interest at 9% per annum and requires monthly repayments of principal and interest of $5,320 up to June 2024, and then $5,035 until December 2024. As of December 31, 2024, the Company owed $0 pursuant to this agreement.

In September 2024, the Company secured a loan from American Express with a 12-month term, providing $130,800 in funding. The loan bears interest at 9% per annum and requires monthly repayments of principal and interest of $12,208 up to February 2025, and then $11,554 until September 2025. As of June 30, 2025, the Company owed $34,506 pursuant to this agreement.

In February 2025, the Company secured a loan from American Express with a 12-month term, providing $130,800 in funding. The loan bears interest at 9% per annum and requires monthly repayments of principal and interest of $5,619 up to August 2025, and then $5318 until February 2026. As of June 30, 2025, the Company owed $37,725 pursuant to this agreement.

Alt Banq

In September 2023, the Company secured a loan from Alt Banq with a 15-month term, providing $800,000 in funding. The total amount to be repaid, including principal and interest, was $1,040,000, and requires weekly repayments of principal and interest of $16,250 until the balance is satisfied. Additionally, there was a 2% fee amounting to $16,000. As of December 31, 2024, the Company owed $0 pursuant to this agreement.

F-13

Lightspeed Capital

In June 2024, Lightspeed Capital advanced the Company $199,000 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales—an estimated $585.67 per day—until a total of $226,860 (the $199,000 advance plus a fixed $27,860 finance fee) is repaid, which is expected to take about 240 days and reflects an implied annual percentage rate of roughly 14%, with no prepayment provisions. As of June 30, 2025, the Company owed $86,480 pursuant to this agreement.

In June 2024, Lightspeed Capital advanced the Company $200,300 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales—an estimated $786.52 per day—until a total of $228,342 (the $200,300 advance plus a fixed $28,042 finance fee) is repaid, which is expected to take about 180 days and reflects an implied annual percentage rate of roughly 14%, with no prepayment provisions. As of June 30, 2025, the Company owed $35,656 pursuant to this agreement.

In June 2024, Lightspeed Capital advanced the Company $250,000 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales until a total of $285,000 (the $250,000 advance plus a fixed $35,000 finance fee) is repaid, which is expected to take about 180 days and reflects an implied annual percentage rate of roughly 14%, with no prepayment provisions. As of June 30, 2025, the Company owed $0 pursuant to this agreement.

In June 2024, Lightspeed Capital advanced the Company $212,000 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales until a total of $228,342 (the $212,000 advance plus a fixed $29,680 finance fee) is repaid, which is expected to take about 240 days and reflects an implied annual percentage rate of roughly 14%, with no prepayment provisions. As of June 30, 2025, the Company owed $104,957 pursuant to this agreement.

William Schlack

On September 26, 2024, the Company borrowed $300,000 from William Schlack under a 12 % annual-interest loan to be repaid in 21 equal monthly installments of approximately $15,888.16. As of December 31, 2024, the Company owed $260,228 pursuant to this agreement.

In September 2024, the Company entered into a promissory note with William Schlack for aggregate proceeds of $300,000. Interest shall accrue at an annual rate of 12%. The annual interest rate for this note is computed on a 360 day basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, then multiplied by the actual number of days the principal balance is outstanding. Equal payments of principal and interest shall be due and payable beginning October 18, 2024 and continuing on the 18th day of each month thereafter until June 18, 2026. In connection with the note, the Company granted an aggregate of 100,000 warrants to the lender with an exercise price of $1.202 per share. The fair value of the warrants was $98,698, which was recognized as a debt discount and will be amortized to interest expense over the life of the notes.

The fair value of the warrants was determined using the Black-Scholes option pricing model with the following inputs: stock price of $1.81044 per share, estimated life of 3 years, annualized volatility of 134% and risk-free rate of 3.49%.

As of December 31, 2024, note payable, net of unamortized discount of $55,510 was $137,036 for this note.

F-14

Kalamata / Black Olive

Black Olive Capital advanced $400,000 to Gin & Luck Inc. on August 29, 2024, under a revenue-purchase (merchant-cash-advance) agreement. In exchange, Gin & Luck sold Black Olive a fixed $516,000 of future receivables and will remit $7,908.05 each week (adjusted bi-weekly to equal 3 % of actual revenues) until the full purchased amount is delivered. The receivables sale is secured by a blanket first-priority lien on the company’s present and future assets and is personally guaranteed by the owners. Optional early-settlement schedules allow the obligation to be satisfied for $478,000 if paid within 30 days, rising to $493,000 if paid within 180 days. As of June 30, 2025, the Company owed $139,652 pursuant to this agreement.

David Kaplan

In February 2024, the Company entered into a promissory note with David Kaplan for aggregate proceeds of $750,000. The note matures on September 1, 2025, and interest shall accrue at a rate of 6.397% per annum. As of June 30, 2025, the Company owed $792,114 pursuant to this agreement.

The following is a schedule of future principal payments due on the Company’s long-term debt:

Year Ending December 31,	Amount
2025	$1,379,054
2026	18,090
2027	8,772
2028	8,772
Thereafter	301,567
$1,716,255

10.	NOTE PAYABLE

Note Payable-David Kaplan:

In June 2023, the Company entered into a promissory note with David Kaplan and Jenna Gerbino for aggregate proceeds of $120,000. The note matures on September 1, 2025 and interest shall accrue at a rate of 8% per annum until October 31, 2023. After October 31, 2023, the interest shall increase to accrue at a rate of 12% for rest of the term of this note. As of June 30, 2025, the Company owed $120,000 pursuant to this agreement.

On February 26, 2025, the Company entered into a promissory note agreement with a related party, David Kaplan (the “Lender”), for a principal amount of $200,000. The note bears interest at a rate of 12% per annum, calculated on a 360-day basis, and both principal and accrued interest are due in one lump sum on September 30, 2025 (the “Maturity Date”). The Borrower has the option, upon providing at least 30 days’ written notice prior to the Maturity Date, to extend the Maturity Date to December 31, 2025. As of June 30, 2025, the Company owed $200,000 pursuant to this agreement.

On January 16, 2025, the Company issued a promissory note to Robert Kaplan and Laurence C. Kaplan for $350,000. The note bears interest at 6.397% per annum, subject to change with the lenders’ brokerage rate, and is payable in full (principal and interest) on May 1, 2025 which was extended to August 1, 2025. As of June 30, 2025, the Company owed $350,000 pursuant to this agreement.

F-15

Note Payable-William Spurgeon:

In July 2023, the Company entered into a promissory note with William Spurgeon for aggregate proceeds of $300,000. Interest shall accrue at an annual rate of nine percent (9%), compounding annually. Principal and all accrued interest shall become due and payable in one lump sum at the earlier of (i) three (3) calendar years from the Date of Issuance as written above or (ii) at the occurrence of the Next Financing Round. “Next Financing Round” means next transaction, of either debt or equity, for the principal purpose of raising capital that results total proceeds to the Company of at least $2,000,000. As of June 30, 2025, the Company owed $312,983 pursuant to this agreement.

On February 26, 2025, the Company issued a promissory note to William Spurgeon for $200,000. The note bears interest at 12% per annum, computed on a 360-day basis, with principal and accrued interest due on September 30, 2025. The Borrower may extend the maturity date to December 31, 2025, upon 30 days’ prior written notice. As of June 30, 2025, the Company owed $200,000 pursuant to this agreement.

Note Payable-Premier Ventures LLC:

In December 2023, the Company entered into a promissory note with Premier Ventures LLC for aggregate proceeds of $500,000. Interest shall accrue at an annual rate of 12%. The annual interest rate for this note is computed on a 360 day basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, then multiplied by the actual number of days the principal balance is outstanding. Equal payments of principal and interest shall be due and payable beginning March 18, 2024 and continuing on the 18th day of each month thereafter until December 18, 2024. Borrower shall pay Lender a fee in the amount of $5,000 on the date of issuance.

In connection with the note, the Company granted an aggregate of 100,000 warrants to the lender with an exercise price of $0.01 per share. The fair value of the warrants was $61,782, which was recognized as a debt discount and will be amortized to interest expense over the life of the notes.

The fair value of the warrants was determined using the Black-Scholes option pricing model with the following inputs: stock price of $0.71 per share, estimated life of 5 years, annualized volatility of 134% and risk-free rate of 3.94%.

As of June 30, 2025, note payable, net of unamortized discount of 0 was $248,252 for this note.

11.	STOCKHOLDERS’ EQUITY

Authorized and outstanding stock at June 30, 2025 consist of the following:

	Authorized	Outstanding
Series A preferred	3,061,653	3,061,653
Series B preferred	6,847,022	6,847,022
Series C-1 preferred	6,628,221	3,325,541
Series C-2 preferred	754,095	754,095
Common Class A	34,345,667	9,999,999
Common Class B	3,025,002	3,025,000
Common Class C	1,068,220	1,068,220
	55,729,880	28,081,530

F-16

During the year ended December 31, 2024, the Company issued 1,636,647 shares of Series C-1 preferred stock. Of these, 36,563 shares were issued upon conversion of a convertible note, and the remaining 1,600,084 shares were issued for net proceeds of $1,772,771.

During the year ended December 31, 2024, the Company issued 754,095 shares of Series C-2 preferred stock upon conversion of a convertible note.

During the six months ended June 30, 2025, the Company issued 1,688,894 shares of Series C-1 preferred stock for net proceeds of $1,986,864.

Voting Agreement and Investors’ Rights Agreement

As of June 30, 2025, and December 31, 2024, the Company’s stockholders are governed by a Voting Agreement and an Investors’ Rights Agreement. Prior to conversion to a corporation, the LLC’s unit holders were governed by the LLC agreement which contained provisions similar to the current agreements. Key provisions of the Voting Agreement and Investors’ Rights Agreement are as follows:

Board of Directors

The Company is managed by a Board of Directors (the Board) consisting of six individuals. The Company’s Chief Executive Officer is designated as a board member. Three and two board members are elected by the holders of the Company’s common and preferred stock, respectively.

Conversion Rights

Preferred shares are convertible into common shares at the option of the stockholder at any time prior to the closing of a liquidation event. As of December 31, 2023, each share of preferred stock is convertible into one share of common stock. The conversion rate is subject to adjustment for stock splits, stock dividends, or other events.

In addition, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, or at the election of the majority of holders of the preferred shares voting as a single class on an as-converted basis. Preferred shares convert into the same number of shares of common stock regardless of whether converted voluntarily or automatically.

Liquidation Rights

In the event of a liquidation, deemed liquidation or dissolution of the Company, all holders of preferred shares will be entitled to a liquidation preference that is senior to holders of the common shares, and which will be calculated as the greater of the original price paid plus any declared but unpaid dividends, or the amount payable had all preferred shares been converted to common shares. Holders of common shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of any liquidation preference granted to the holders of preferred shares.

Approved sale

In the event of an offer from a third party to purchase not less than 50% of the outstanding voting power of the Company, such an offer would have to be approved by the Board and a majority interest of the common and preferred stockholders, each voting as separate classes.

F-17

“Drag-along” rights

In the event of an approved sale or a deemed liquidation event, all stockholders would be required to sell a proportionate number of their shares on the same terms and conditions applicable to all other units subject to purchase.

Right of First Offer

If the Company proposes to offer or sell any new securities, the company must first offer such new securities to certain stockholders designated as major investors.

Rights of First Refusal

The Company has the right of first refusal to buy any shares offered by certain stockholders designated as key stockholders. For any portion not purchased by the Company, the stockholders designated as major investors shall have a right a first refusal to purchase those shares.

Warrants

The following is a summary of warrants for the six months ended June 30, 2025:

	Warrants	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
Outstanding at December 31, 2024	200,000	$0.61	3.38
Granted	–	–	–
Outstanding at June 30, 2025	200,000	$0.61	2.88

Vested and expected to vest at June 30, 2025	200,000	$0.61	2.88
Exercisable at June 30, 2025	200,000	$0.61	2.88

In connection with the Premiere Ventures LLC notes (see Note 10), the Company issued 100,000 warrants to purchase Class A common stock. The warrants have an exercise price of $0.01 per share, are immediately exercisable and have a term of 5 years. The fair value of the warrants was $61,782, which was recognized as a debt discount and will be amortized to interest expense over the life of the notes.

As of June 30, 2025, all outstanding warrants were fully vested and there was no remaining unrecorded compensation expense.

Stock-based compensation

The Board is authorized to grant profits interest shares to individuals in exchange for services performed or to be performed for the Company. The total number of shares available for issuance under the plan is 4,788,202. Such shares are intended to be profits interests, as defined by the Internal Revenue Code, and are subject to terms and conditions set forth in each share grant agreement. The grants are subject to a vesting schedule as specified in each grant agreement.

F-18

The fair value of each grant is estimated by the Company based on the price of LLC membership units purchased for cash in 2018, discounted by 50% to address illiquidity and a significant profit hurdle. No shares were granted during the six months ended June 30, 2024. Stock-based compensation expense included in salaries, wages and benefits was $0 and $0 for the six months ended June 30, 2025, and 2024, respectively.

Unrecognized compensation related to unvested stock awards as of June 30, 2025, is $0.

Each profits interest grant includes a profits interest hurdle for such shares on the basis of the liquidation value of the profits interest shares immediately prior to the issuance of such profits interest shares.

12.	RELATED PARTY TRANSACTIONS

As of June 30, 2025, accounts payable includes a total of $94,034 due to The Ramble Hotel in which the Death & Co Denver company operates. This includes: $15,090 for repairs, maintenance, utilities and other recurring shared expenses, $35,252 for May and June sales percentage rent, $43,692 for May and June event commission rent. Accounts payable as of December 31, 2024, was $74,627.

As of June 30, 2025, accounts receivable includes a total of $199,505 due from The Ramble Hotel in which the Death & Co Denver company operates. This includes: $33,737 for guest room charges, $2,040 RNDC event and $163,728 for June 2025 events.

During the six months ended June 30, 2025, the Company engaged Jenna Kaplan, the spouse of the CEO, to provide consulting services. Total expenses incurred for these services amounted to $40,800.

Note Payable - David Kaplan:

In June 2023, the Company entered into a promissory note with David Kaplan and Jenna Gerbino for aggregate proceeds of $120,000. The note matures on September 1, 2025, and interest shall accrue at a rate of 8% per annum until October 31, 2023. After October 31, 2023, the interest shall increase to accrue at a rate of 12% for rest of the term of this note. As of June 30, 2025, the Company owed $120,000 pursuant to this agreement.

On February 26, 2025, the Company entered into a promissory note agreement with a related party, David Kaplan (the “Lender”), for a principal amount of $200,000. The note bears interest at a rate of 12% per annum, calculated on a 360-day basis, and both principal and accrued interest are due in one lump sum on September 30, 2025 (the “Maturity Date”). The Borrower has the option, upon providing at least 30 days’ written notice prior to the Maturity Date, to extend the Maturity Date to December 31, 2025. As of June 30, 2025, the Company owed $200,000 pursuant to this agreement.

On January 16, 2025, the Company issued a promissory note to Robert Kaplan and Laurence C. Kaplan for $350,000. The note bears interest at 6.397% per annum, subject to change with the lenders’ brokerage rate, and is payable in full (principal and interest) on May 1, 2025. The Maturity Date may be extended by three months upon mutual agreement. As of June 30, 2025, the Company owed $350,000 pursuant to this agreement.

Promissory Note - David Kaplan

In February 2024, the Company entered into a promissory note with David Kaplan for aggregate proceeds of $750,000. The note matures on September 1, 2025, and interest shall accrue at a rate of 6.397% per annum. As of June 30, 2025, the Company owed $792,114 pursuant to this agreement.

F-19

13.	SEGMENT INFORMATION

The Company’s operating segments consist of its bar and restaurant operations (Death & Co. East Village, LLC, Death & Co. Denver, LLC, Death & Co. LA, LLC, Death & Co. DC, LLC and Close Company Nashville, LLC), consulting and management services (Proprietors, LLC), and merchandise sales. The operations of Gin & Luck Hotel Holdings have consisted of investments in joint ventures. Death & Co. Proprietors, LLC has no revenue, expenses, assets or liabilities as of June 30, 2025, or December 31, 2024.

Segment information is presented below:

	2025	2024
Revenues:
Bar and restaurant operations	$6,430,432	$6,299,648
Merchandise sales	249,622	264,798
Consulting and management services	21,932	116,614
	$6,701,986	$6,681,060

Income (loss) from operations:
Bar and restaurant operations	$(2,017,223)	$(1,191,325)
Merchandise sales	(33,020)	(237,998)
Consulting and management services	–	93,678
	$(2,050,243)	$(1,335,645)

Total Assets
Bar and restaurant operations	$11,321,905	$11,776,491
Merchandise sales	218,369	243,763
Consulting and management services	11,338	12,258
	$11,551,612	$12,032,512

14.	EARNINGS PER SHARE

Earnings per share is computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. As of June 30, 2025, there are no differences between basic and diluted earnings per share.

The following table sets forth the calculation of basic and diluted earnings per share as of June 30, 2025, and 2024:

	Six Months Ended
	June 30,
	2024	2023
Numerator:
Net loss	$(2,050,243)	$(1,268,345)
Denominator:
Weighted average common shares outstanding - basic & diluted	14,093,219	14,093,219
Net loss per share - basic & diluted	$(0.15)	$(0.09)

F-20

			Six Months Ended
		Exchange	June 30,
	Shares	Ratio	2025	2024
Series A convertible preferred stock	3061653	1	3061653	3061653
Series B convertible preferred stock	6847022	1	6847022	6847022
Series C-1 convertible preferred stock	3325541	1	3325541	646621
Series C-2 convertible preferred stock	754095	1	754095	0
Total potentially dilutive shares			13988311	10555296

15.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating lease agreements for bar locations. The Company is also obligated under a number of non-cancelable operating lease agreements for equipment, which are not significant to the financial statements taken as a whole.

Gin & Luck, Inc.

The Company was obligated under a non-cancelable lease agreement for office space in Los Angeles, California. The lease required minimum monthly payments of $3,928. The lease expired in September 2020 and was not renewed.

Death & Co. Denver, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Denver, Colorado. The lease requires minimum monthly payments of $10,319 and $10,628 for the period from January 1, 2022, to April 30, 2022, and from May 1, 2022, to April 4, 2023, respectively. The minimum monthly rent increases annually up to $13,518 as of May 1, 2027. The lease expires in April 2028 and includes two options to renew for terms of five years each.

The Company has an agreement with the hotel in which it operates, under which the hotel subsidizes certain labor expenses related to morning kitchen service staff. The hotel also oversees event scheduling for which the company provides food, beverages and labor.

As a result of the COVID-19 pandemic, all monthly rentals were waived from December 2020 to February 2021. The minimum monthly rental was deferred from March 2021 to June 2021, and 50% of the minimum base monthly rental was deferred from July 2021 to December 2021. Rental payments equal to 5% of sales, exclusive of special event sales, remain due from March 2021 through December 2021. Total deferred rent of $135,189 will be paid over the final 60 months of the lease term, commencing in May 2023.

Death & Co. East Village, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in New York. The lease requires minimum monthly payments of $6,750 and $7,080 for the period from January 1, 2022, to September 30, 2022, and from October 1, 2022, to September 30, 2023, respectively.

F-21

The minimum monthly rent increases annually up to $8,600 as of October 1, 2026. The lease expires in September 2027. This lease was renewed in August 2022 (Note 11).

As a result of the COVID-19 pandemic, monthly rentals have been reduced based on operating capacity as permitted by local health authorities. Starting in November 2020, this location was permitted to operate at 25% capacity and paid 25% of its monthly rental. By July 2021, the location was operating at 100% capacity and paid 100% of its monthly rental.

The lease for Death & Co. East Village, LLC was renewed in August 2022 for an additional term of five years, terminating in September 2027. The minimum monthly rent for the extension term starts at $7,080 and increases annually up to $8,600 by the final year.

Death & Co. LA, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Los Angeles, California. The lease requires minimum monthly payments of $10,325. The minimum monthly rent increases annually up to $14,721 as of June 1, 2033. The lease expires in May 2034 and includes two options to renew for terms of five years each.

Gin & Luck Maine, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Portland, Maine. The lease requires minimum monthly payments of $3,800. The minimum monthly rent increases annually up to $4,156 as of December 3, 2030. The lease expires in December 2031 and includes two options to renew for terms of five years each.

In September 2023, the Company closed its Gin & Luck Maine LLC location. The lease was assigned in November 2023, and the sale was finalized in February 2024.

Death & Co. DC, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Washington, D.C. The lease requires minimum monthly payments of $10,156. The minimum monthly rent increases annually up to $18,758 as of July 1, 2031. The lease expires in June 2032 and includes options to renew one additional term of five years.

A new lease was signed for Death & Co DC on March 16, 2022, at 124 Blagden Alley NW, Washington, DC 20001 with a security deposit paid of $50,778.30. The current lease rate is $11,198.58 and increases annually up to $18,758.48 in 2032.

Supplemental cash flow information related to leases are as follows:

	Six Months Ended
	June 30,
	2025	2024
Cash payments on lease liabilities	243,981	$237,930

Supplemental balance sheet information related to leases are as follows:

	Six Months Ended
	June 30,
	2025	2024
Cash payments on lease liabilities	243,981	$237,930

F-22

As of June 30, 2025, after lease modifications due to the COVID-19 pandemic, future minimum lease payments under the Company’s non-cancelable operating leases are estimated to be as follows:

Operating
Year Ended December 31,	Leases
2025	$248,110
2026	512,630
2027	539,939
2028	501,413
Thereafter	2,296,411
Total lease payments	4,098,503
Less imputed interest	49
Total lease obligations	4,098,552
Less current lease obligations	(677,165)
Long-term lease obligations	$3,421,387

Legal Matters

The Company is a party to various claims, complaints, and other legal actions that have arisen from time to time in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings will not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through September 15, 2025, the date on which the consolidated financial statements were available to be issued.

F-23

ITEM 4.	INDEX TO EXHIBITS

The following exhibits are filed herewith or incorporated by reference, as set forth in the Exhibit Index below:

2.1*	Second Amended and Restated Certificate of Incorporation
2.2*	Certificate of Correction of Articles of Incorporation
2.3*	Form of Certificate of Amendment
2.4*	Bylaws
3.1*	Second Amended & Restated Investors’ Rights Agreement
3.2*	Second Amended & Restated Voting Agreement
4.1*	Form of Series C-1 Preferred Stock Subscription Agreement
6.1*	TA Agreement with Dealmaker
6.2*	Regulation A Services Agreement
99.1*	Form of Board Consent
99.2*	Form of Stockholder Consent

*Previously filed.

9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, State of California, on September 26, 2025.

Gin & Luck Inc.

By: /s/ David J. Kaplan
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

/s/ David J. Kaplan
David J. Kaplan, Director
Date: September 26, 2025

By: /s/ Alex Day
Alex Day, Director
Date: September 26, 2025

By: /s/ Leland O’Connor
Leland O’Connor, Director
Date: September 26, 2025

By: /s/ Ravi Lalchandani
Ravi Lalchandani
Date: September 26, 2025

By: /s/ William Spurgeon
William Spurgeon, Director
Date: September 26, 2025

10